Exhibit 1

Salvatore Calabrese Appointed to Chief Operating Officer at Gentium S.p.A.

VILLA GUARDIA (COMO), Italy, Oct. 2, 2013 (GLOBE NEWSWIRE) -- Gentium S.p.A. (Nasdaq:GENT) (the "Company") announced today that it has promoted Salvatore Calabrese to the position of Chief Operating Officer effective October 1, 2013. Mr. Calabrese will also continue to serve as the Company's Chief Financial Officer.

"On behalf of the Company and its Board of Directors, I want to thank Salvatore Calabrese for his dedication and important contributions to the Company and I am delighted to announce his appointment as Chief Operating Officer," said Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A. "Mr. Calabrese joined Gentium S.p.A. in 2005, prior to the listing of the Company in the U.S., and through all of his years, he has made a significant contribution to the success of the Company. While Mr. Calabrese will continue to his role as Chief Financial Officer of the Company, we are confident that Mr. Calabrese will be able to take on greater responsibilities as the Company's Chief Operating Officer overseeing Gentium's corporate operations."

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. Food and Drug Administration (FDA) and Orphan Medicinal Product Designation by the European Medicines Agency, both to treat and to prevent VOD, as well as Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This release contains "forward-looking statements" that involve a number of risks and uncertainties the outcome of which could materially and/or adversely affect actual future results and the market price of Gentium's securities. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

CONTACT: Gentium S.p.A.
         Salvatore Calabrese, +39 031-5373-260
         SVP Finance, CFO/COO
         scalabrese@gentium.it

         or

         The Trout Group
         Chelsea Wheeler +1 646 378 2941
         cwheeler@troutgroup.com